The
Houston
Exploration
Company
CAROLYN M. CAMPBELL
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL
September 14, 2006
Via Edgar and Facsimile
202-772-9215
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4561
Washington D.C. 20549-0406
Attention: Mr. Robert Benton, Senior Staff Accountant

Re:	The Houston Exploration Company (the “Company”)
Item 8.01 Form 8-K filed November 23, 2004
File No. 1-11899
Dear Mr. Benton:
     This letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 31, 2006 (the “Comment Letter”) with respect to the Company’s Item 8.01 Form 8-K filed November 23, 2004 (the “Form 8-K”). For your convenience, we have repeated the Staff’s comments exactly as expressed in the Comment Letter, and the Company’s response immediately follows. The Company has discussed the response set forth in this letter with the Chairman of the Audit Committee of our Board of Directors.
     In response to the Comment Letter, and as further described herein, the Company believes that its filed Form 8-K is not inaccurate or misleading and that no filing of an Item 4.02 Form 8-K is required. We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of the information, the Staff does not concur with our analysis.

Staff
Comment:	We note you filed restatement information or information regarding non-reliance on previously issued financial statements in a periodic report or on a Form 8-K other than an Item 4.02 Form 8-K. Item 4.02 of Form 8-K
1100 LOUISIANA, SUITE 2000 HOUSTON, TX 77002-5215 PH: (713) 830-6800 FAX: (713) 830-6885

Mr. Robert Benton
September 14, 2006

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should [sic] be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154 Accounting Changes and Error Corrections).

Please tell us if you believe the Form 8-K or periodic report you filed includes all of the required Item 4.02 Form 8-K disclosures, and was filed timely (within four business days of the event that triggered the filing obligation), or if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion. Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

Company
Response:	In June 2004, the Company redeemed and cancelled 10,800,000 shares of its common stock owned by KeySpan Corporation in exchange for all of the stock of the Company’s wholly-owned subsidiary, Seneca-Upshur Petroleum, Inc., to which subsidiary the Company had contributed all of its Appalachian Basin assets valued at $60 million and $389 million in cash, for a total exchange value of $449 million. The $60 million exchange value received for the Company’s Appalachian Basin assets was originally (and erroneously) classified on the Company’s Consolidated Statements of Cash Flows for the periods ended June 30, 2004 and September 30, 2004 as a cash inflow from investing activities in the line item “Proceeds from dispositions” and a corresponding cash outflow from financing activities in the line item “Exchange of common stock”.

On November 22, 2004, the Company discovered this misclassification. During the period November 22-23, 2004, management discussed the misclassification with each member of the Company’s Audit Committee and communicated to them its assessment that the Company’s previously filed financial statements were and continued to be reliable irrespective of the misclassification. This assessment was based on the fact that the misclassification had no impact on previously reported net cash provided by operating activities, total cash flows, net income, total assets, total liabilities or shareholders’ equity. Accordingly, on November 23, 2004, the Company disclosed the misclassification in an Item 8.01 Form 8-K, rather than an Item 4.02 Form 8-K, and corrected the misclassification by issuing restated financial statements in Form 10-Q/A filings on
1100 LOUISIANA, SUITE 2000 HOUSTON, TX 77002-5215 PH: (713) 830-6800 FAX: (713) 830-6885

Mr. Robert Benton
September 14, 2006

November 24, 2004. A schedule of the reclassification and related restatements is attached hereto as Exhibit A.
     In preparing this response, the Company specifically acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.
     The Company believes this letter appropriately responds to the August 31, 2006 Comment Letter. If you have any questions or comments, or if we may provide the Staff with additional information, please contact me at 713-830-6821; Jim Westmoreland, Vice President and Chief Accounting Officer, at 713-830-6900; or Chris LaFollette of Akin Gump Strauss Hauer & Feld LLP at 713-220-5896. Thank you.

Very truly yours,

/s/ Carolyn M. Campbell

Carolyn M. Campbell Senior Vice President and General Counsel

cc:	Mr. Michael Stehlik, Securities and Exchange Commission
Mr. William A. Hargett, Chairman and Chief Executive Officer
Mr. Robert T. Ray, Senior Vice President and Chief Financial Officer
Mr. James F. Westmoreland, Vice President and Chief Accounting Officer
Ms. Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP
Mr. Paul L. Horak, Deloitte & Touche LLP
1100 LOUISIANA, SUITE 2000 HOUSTON, TX 77002-5215 PH: (713) 830-6800 FAX: (713) 830-6885

Exhibit A
The Houston Exploration Company
Consolidated Statements of Cash Flows
Summary of Reclassification

	Six Months Ended June 30, 2004			Nine Months Ended September 30, 2004
	As Originally			As Originally
	Filed	Reclass	As Amended	Filed	Reclass	As Amended
			(in thousands)
Operating Activities:
Net income	$85,040		$85,040	$128,038		$128,038
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	128,156		128,156	195,082		195,082
Deferred income tax expense	26,061		26,061	43,114		43,114
Asset retirement accretion expense	2,478		2,478	3,576		3,576
Ineffectiveness of derivative instruments	1,700		1,700	2,600		2,600
Amortization of premium on derivative instruments	3,576		3,576	4,432		4,432
Stock compensation expense	1,329		1,329	2,044		2,044
Debt extinguishment	211		211	211		211
Changes in operating assets and liabilities:
Accounts receivable	(24,517)		(24,517)	(9,749)		(9,749)
Inventories	(46)		(46)	(183)		(183)
Prepayments and other	2,893		2,893	519		519
Other assets	(2,794)		(2,794)	(2,784)		(2,784)
Accounts payable and accrued expenses	16,723		16,723	35,009		35,009
ARO liability for assets retired and abandoned	—		—	(2,569)		(2,569)
Other deferred liabilities	7,109		7,109	8,590		8,590

Net cash provided by operating activities	247,919	—	247,919	407,930	—	407,930

Investing Activities:
Investment in property and equipment	(165,436)		(165,436)	(302,380)		(302,380)
Deposit paid for property acquisition	—		—	(11,350)		(11,350)
Assets retired and abandoned	(2,569)		(2,569)	—		—
Proceeds from dispositions	73,138	(60,000)	13,138	73,425	(60,000)	13,425

Net cash used in investing activities	(94,867)	(60,000)	(154,867)	(240,305)	(60,000)	(300,305)

Financing Activities:
Proceeds from long-term borrowings	184,000		184,000	247,000		247,000
Repayments of long-term borrowings	(201,000)		(201,000)	(294,000)		(294,000)
Debt issue costs	(1,555)		(1,555)	(1,555)		(1,555)
Proceeds from issuance of common stock from exercise of stock options	16,455		16,455	20,934		20,934
Exchange of common stock	310,567		310,567	310,727		310,727
Repurchase of common stock	(448,979)	60,000	(388,979)	(448,979)	60,000	(388,979)

Net cash used in financing activities	(140,512)	60,000	(80,512)	(165,873)	60,000	(105,873)

Increase in cash and cash equivalents	12,540	—	12,540	1,752	—	1,752
Cash and cash equivalents, beginning of period	2,569	—	2,569	2,569	—	2,569

Cash and cash equivalents, end of period	$15,109	$—	$15,109	$4,321	$—	$4,321

Supplemental Information:
Non-cash transactions:
Divestiture of Appalachian Basin assets	$—	$60,000	$60,000	$—	$60,000	$60,000
Exchange value of Appalachian Basin assets		(60,000)	(60,000)		(60,000)	(60,000)
Cash paid during period for:
Interest	$7,817		$7,817	$8,649		$8,649
Federal and state income taxes	16,900		16,900	35,900		35,900